PE
9-10-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Press Release #02-08 dated September 10, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date September 10, 2002

By________________
(Signature)
Frederic G. Hewett, President & Director

NDT VENTURES LTD.
PRESS RELEASE

The Northair Group

September 10, 2002 **#02-08**

Suite 860 – 625 Howe Street, Vancouver, B.C. V6C 2T6, CANADA Telephone: (604) 687-7545;Facsimile: (604) 689-5041

APPROVAL RECEIVED

NDT Ventures Ltd. announces that it has received approval from the TSX Venture Exchange for the Company to acquire a 100% interest in the Black Hills, Jenny, Hannah and CC claims located in Churchill County, Nevada.

Under its agreement to acquire the Black Hills, Jenny and Hannah claims, the Company has issued 25,000 common shares to the vendors and 25,000 common shares under a finders fee agreement. The Canadian hold period for these shares expires on January 10, 2003.

Under its agreement to acquire the CC claims, the company has issued 50,000 common shares to the vendors and 32,767 common shares under a finders fee agreement. The Canadian hold period for these shares expires on January 11, 2003.

On Behalf of the Board,
NDT VENTURES LTD.

Fred G. Hewett, P.Eng.
President

For further information please contact the Company at (604)687-7545 or (888)338-2200
**** INTERNET ADDRESS: www.northair.com/ndt/ ** Email: info@northair.com**